UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 000-24385
NOTIFICATION OF LATE FILING	CUSIP NUMBER 807864 103

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended: October 26, 2013
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
School Specialty, Inc.
Full Name of Registrant
Former Name if Applicable W6316 Design Drive
Address of Principal Executive Office (Street and Number) Greenville, Wisconsin 54942

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

School Specialty, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended October 26, 2013 (the “Form 10-Q”).  On January 28, 2013, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, jointly administered as Case No. 13-10125 (KJC) under the caption “In re School Specialty, Inc., et al.”  Additional time is needed to file the Form 10-Q because the Company is in the process of evaluating the accounting treatment of the cancellation of debt in connection with the issuance of certain shares of common stock pursuant to the Company’s Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (as corrected), entered by the Bankruptcy Court on June 3, 2013 in connection with the Chapter 11 Cases.

This issue was identified at the end of the accounting review in connection with the preparation of the Form 10-Q.  The Company may be required to record a loss as a reorganization item on its condensed consolidated statements of operations as a result of cancellation of debt for equity issuances.  This may result in a non-cash expense to the Predecessor Company (as defined below) in the six weeks ended June 11, 2013.  The Company does not believe the resolution of this matter will impact the financial statements of the Successor Company (as defined below).  The applicable accounting rules require significant interpretation and judgment.  The Company continues to work to address these matters.

Due to the ongoing accounting review, the Company was unable to complete the preparation of its consolidated financial statements and related disclosures to be included in the Form 10-Q to have them properly certified by its principal executive officers in order to timely file the Form 10-Q.  Consequently, the Company was not able to timely file the Form 10-Q due on December 10, 2013, without unreasonable effort or expense. The Company expects to file the Form 10-Q on or before December 16, 2013.

As of June 11, 2013, the Company adopted fresh-start accounting in accordance with ASC 852.  The adoption of fresh-start accounting resulted in the Company becoming a new entity for financial reporting purposes. Accordingly, the financial statements on or prior to June 11, 2013 are not comparable with the financial statements for periods after June 11, 2013.  References to “Predecessor Company” in this Notification of Late Filing refer to the financial position and results of operations of the Company prior to the bankruptcy emergence and references to “Successor Company” refer to the financial position and results of operations of the reorganized Company subsequent to bankruptcy emergence on June 11, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David N. Vander Ploeg (Name)	920 (Area Code)	882-5854 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report operating income of $40.5 million in the twenty weeks ended October 26, 2013 and operating loss of $3.9 million in the six weeks ended June 11, 2013, compared to operating income of $53.8 in the six months ended October 27, 2012.  The primary items contributing to the decrease in combined operating income of the Predecessor Company and the Successor Company compared to the operating income of the Predecessor Company for the six months ended October 27, 2012 are (a) $3.6 million of restructuring charges, (b) a combined $21.5 million decrease in cost of revenues, and (c) a combined $41.1 million decline in revenues.

As noted above, on January 28, 2013 the Company and certain of its subsidiaries filed the Chapter 11 Cases.  The Chapter 11 Cases were filed in response to an environment of ongoing declines in school spending and a lack of sufficient liquidity, including trade credit provided by the Debtors’ vendors, to permit the Debtors to pursue their business strategy to position the School Specialty brands successfully for the long term. As part of the Chapter 11 Cases, the Debtors developed and implemented a Reorganization Plan that met the standards for confirmation under the Bankruptcy Code. The Reorganization Plan materially altered for the Successor Company the classifications and amounts reported in the Company’s consolidated financial statements to be included in the Form 10-Q, as compared to the Predecessor Company.

Statement Concerning Forward-Looking Statements

Any statements made in this Notification of Late Filing about future financial condition, results of operations, expectations, plans, or prospects, including the expected operating income and factors contributing to such operating income, constitute forward-looking statements. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” and/or similar expressions. These forward-looking statements are based on the Company’s current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by the forward-looking statements because of a number of factors, including the factors described Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended April 27, 2013, which factors are incorporated herein by reference. Except to the extent required under the federal securities laws, the Company does not intend to update or revise the forward-looking statements.

                    School Specialty, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   December 11, 2013                           By: /s/ David N. Vander Ploeg
David N. Vander Ploeg
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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